Exhibit 107

Calculation of Filing Fee Tables

SCHEDULE 14A
(Form Type)

LHC GROUP, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to be Paid	$5,285,113,084.95(1)	0.0000927	$489,930(2)
Fees Previously Paid	—		—
Total Transaction Valuation	$5,285,112,869.20
Total Fees Due for Filing			$489,930
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$489,930

(1)
Estimated for purposes of calculating the filing fee only. The maximum aggregate value was determined based upon the sum of: (A) 31,028,995 outstanding shares of common stock (including 481,950 restricted shares) multiplied by the per share merger consideration of $170.00; (B) 74,235 shares of common stock underlying outstanding stock options multiplied by $129.17 (the difference between the per share merger consideration of $170.00 and the weighted average exercise price of $40.83 per share); and (C) 3,500 shares of common stock, which represents the estimated number of shares to be purchased by participants in the Employee Stock Purchase Plan upon completion of the final offering period thereunder, multiplied by the per share merger consideration of $170.00; in each case as of April 27, 2022.

(2)	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the transaction value by 0.0000927.